UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Fidelity Private Credit Company LLC

(Name of Issuer)

Fidelity Private Credit Company LLC

(Name of Person(s) Filing Statement)

Common Units

(Title of Class of Securities)

316129105

(CUSIP Number of class of securities)

Nicole Macarchuk, Secretary

245 Summer Street

Boston, Massachusetts 02210

617-563-7000

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Paul Stevens, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

February 27, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 27, 2025 by Fidelity Private Credit Company LLC (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 1,952,289 of its outstanding common units of beneficial interest (the “Units”), or portions thereof, at a price equal to the net asset value per Unit as of March 31, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 4:00 p.m., Eastern Time, on March 27, 2025.

2.

1,952,289 Units of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 33.3% of the Units of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).

3.	The net asset value of Units tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $9.69.

4.

The payment of the purchase price of the Units tendered was made in the form of cash to the Unit Holders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the Offer, the Fund paid on or about April 1, 2025 to the tendering Unit Holders a total of $18,917,680, representing 100% of the net asset value of the total amount of the Units tendered by Unit Holders. The Units were repurchased at a price of $9.69 per Unit as of 4:00 p.m., Eastern Time, on the Valuation Date.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIDELITY PRIVATE CREDIT COMPANY LLC

By:	/s/ Heather Bonner
Name:	Heather Bonner
Title:	President and Treasurer

Dated: April 3, 2025

EXHIBIT INDEX

Exhibit

EX-FILING FEES	Calculation of Filing Fee Table

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